Mobix Labs, Inc.

15420 Laguna Canyon Rd., Suite 100

Irvine, California 92618

May 10, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Thomas Jones and Ms. Erin Purnell

Re:	Mobix Labs, Inc.
Registration Statement on Form S-1
File No. 333-278451

Dear Mr. Jones and Ms. Purnell:

Mobix Labs, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on May 13, 2024, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Laurie L. Green of Greenberg Traurig, P.A., at (954) 765-0500 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

Mobix Labs, Inc.

By:	/s/ Keyvan Samini
Name:	Keyvan Samini
Title:	President and Chief Financial Officer

cc:	Laurie L. Green, Esq.
Greenberg Traurig, P.A.

[Signature Page to Acceleration Request Letter]